Exhibit 99.4(i)

/LOGO/	P. O. Box 2606; Birmingham, Alabama 35202
Protective Life Insurance Company	1-800-866-9933
A Stock Company	State of Domicile - Tennessee

TERMINAL ILLNESS ACCELERATED DEATH BENEFIT ENDORSEMENT

Effective Date: [SPECIMEN] Policy Number: [SPECIMEN]

We have issued this endorsement as part of the policy to which it is attached (“the Policy”). Where the terms of this endorsement and those of the Policy conflict, the terms of this endorsement will apply.

NOTICE: This endorsement is intended to provide an accelerated death benefit which will qualify for favorable tax treatment under Section 101(g)(1)(A) of the Code, except as provided in Section 101(g)(5) of the Code. As with all tax matters, you should consult a personal tax advisor to assess the impact of any benefit received under this endorsement.

Any benefit received under this endorsement may impact the recipient’s eligibility for Medicaid or other government benefits.

Any benefit paid under this endorsement will impact the Policy. The impact on the Policy is discussed in the Impact on the Policy section of this endorsement.

This endorsement provides for a single accelerated death benefit payment to the Owner or the Owner’s Estate, during the life of the Insured and while this endorsement is in force. The Insured must be diagnosed as being a Terminally III Individual by a Physician. All of the terms and conditions of this endorsement must be met.

DEFINITIONS

The following terms have the specific meanings associated with them each time they are used in this endorsement. Other terms may be defined elsewhere in this endorsement and they will have that meaning when used.

Claims Office: The location at which the claim services for the policy to which this endorsement is attached are performed.

Code: The Internal Revenue Code of 1986 as amended, or its successor.

Company: Protective Life Insurance Company. Also may be referred to as “we”, “us”, or “our”.

Family Member: Means the Insured’s or Owner’s spouse and anyone who is related to the Insured, Owner, Insured’s spouse, or Owner’s spouse by the following degree of blood, marriage, adoption or operation of law: parents, grandparents, brothers, sisters, children, grandchildren, aunts, uncles, nephews, and nieces.

Insured: The person whose life the Policy insures. If Joint Insureds are the persons whose lives the Policy insures, Insured means the last surviving Insured.

ICC10-P-E1

Physician: Any physician as defined in Section 1861(r)(1) of the Social Security Act, as amended, or its successor, who is a duly licensed physician practicing within the scope of his or her license. It does not include the Insured, the Owner, a Family Member, or a person who lives with the Insured, Owner, or Family Member.

Policy Debt: Is the sum of all outstanding policy loans plus accrued policy loan interest.

Terminally III Individual: Means an individual who has been certified by a Physician as having a non-correctable illness or physical condition which can reasonably be expected to result in death in six (6) months or less after the date of certification.

BENEFIT

Accelerated Death Benefit: The Accelerated Death Benefit is the portion of the face amount of the Policy requested by the Owner for acceleration. The amount requested may not exceed the Maximum Accelerated Death benefit calculated as of the Accelerated Death Benefit payment date. It is paid in a single, lump sum dollar amount equal to:

(a)         The amount requested by the Owner for acceleration; minus

(b)         The administrative charge of not more than $300; minus

(c)          The Policy Debt, if any.

The amount deducted from the Accelerated Death Benefit under (c) above, if any, will be used to repay any Policy Debt on the Accelerated Death Benefit payment date.

Maximum Accelerated Death Benefit: The Maximum Accelerated Death Benefit is equal to:

(a)         The lesser of 60% of the current face amount of the Policy or $1,000,000; minus

(b)         Any outstanding lien amount against the Policy resulting from any other accelerated death benefit rider or endorsement attached to the Policy.

Eligibility for Benefits: The Accelerated Death Benefit becomes payable, during the life of the Insured, when each of the following conditions have been met:

(a)         The Insured is first diagnosed as being a Terminally III Individual by a Physician;

(b)         We receive written consent from any irrevocable beneficiary or assignee of record named in our records for the policy;

(c)          The Policy is not in force under the Grace Period, non-forfeiture option or paid-up endowment option;

(d)         An Accelerated Death Benefit payment has not been made under this endorsement;

(e)          We receive Notice of Claim; and

(f)           We receive Proof of Claim.

In determining eligibility under (a) and (f) above, we reserve the right to independently assess the Insured’s Terminal Illness. As part of this assessment, we have the right to require that the Insured be examined by a Physician of our choice. We will pay for this examination. In the event of conflicting opinions, the status of the Insured as a Terminally III Individual shall be determined by a third medical opinion provided by a Physician who is acceptable to both the Insured and the Company.

IMPACT ON THE POLICY

Lien: A lien will be established against the Policy in the amount of the Accelerated Death Benefit. Interest will be charged on the lien beginning on the Accelerated Death Benefit payment date. Interest on the lien will be compounded annually and will accrue daily at a rate computed as of the Accelerated Death Benefit payment date. The lien interest rate will not be greater than the greater of (1) the current yield on a 90-day Treasury Bill or (2) the policy loan interest rate stated in the Policy or 8% if a policy loan interest rate is not stated in the Policy. Interest accruing on the portion of the lien which is equal in amount to the Policy Value of the Policy, if applicable, on the Accelerated Death Benefit payment date shall be no more than the policy loan interest rate stated in the Policy.

Interest on the lien will be due on each Policy anniversary date. Interest as it accrues is considered part of the lien. Once the lien is established it will continue against the policy until the earlier of the Policy termination date or the date the lien is repaid. The effect of a lien will be as follows:

(a)         The lien amount will be subtracted from the death benefit or death benefit proceeds, as applicable, of the Policy.

(b)         If applicable under the Policy, access to the cash value for full surrender, partial surrender, withdrawal, partial withdrawal, automatic premium loan or non-forfeiture option will be limited to the cash value of the Policy minus any Policy Debt and minus the lien. The lien will be repaid, if the Policy is continued in force as paid-up life insurance under a non-forfeiture option.

(c)          Access to the cash value for policy loan or policy loan interest will be limited to the cash value of the Policy minus any Policy Debt and minus the lien. If this limit is negative, the Policy may terminate in accordance with the terms of the Policy.

Non-forfeiture Option: While a lien exists, extended term insurance, if applicable under the Policy, is not available as a non-forfeiture option.

Continuing Premium Requirement: Any premium payments due under the Policy will need to be paid by the Owner in accordance with the terms and conditions of the Policy.

Accidental Death Benefit: Any Accidental Death Benefit Rider attached to the Policy will be unaffected by the payment of an Accelerated Death Benefit, provided the Accidental Death Benefit Rider remains in force.

Waiver of Premium or Disability Benefit: If the Insured is a Terminally III Individual, the Owner will not qualify automatically for a waiver of premium or disability benefit provided by any Waiver of Premium or Disability Benefit Rider attached to the Policy. Qualification will be based on the terms of the Rider.

Acceleration Statement: Prior to or at the election to accelerate the death benefit, we will provide the Owner and any irrevocable beneficiary a statement demonstrating the effect of the Accelerated Death Benefit on the Policy’s death benefit, cash value, if any, Policy Debt and the premiums / cost of insurance as applicable.

CLAIMS

Notice of the Claim: We must receive written notice of claim at our Claims Office. Notice of claim means notice that the Insured is a Terminally III Individual and that a claim may be made under this endorsement. The notice should include at least the Insured’s name, the Policy number shown on the endorsement, and the address to which claim forms should be sent. Notice given by or for the Owner shall be notice of claim.

Proof of Claim: Proof of claim means written proof satisfactory to us supported by clinical, radiological or laboratory evidence that the Insured is a Terminally III Individual. Proof of claim must be given by or for the Owner and it must be received at our Claims Office. We have forms to be used in making a claim. These forms will be sent to the Owner or the Owner’s legal representative within 15 days of the date we receive notice of a claim.

Payment of Claim: After all of the terms and conditions of this endorsement are met, the Accelerated Death Benefit will be paid, during the lifetime of the Insured and while this endorsement is in force, as follows:

(a)         If the Owner is the Insured, we will pay the benefit to the Owner; or

(b)         If the Owner is not the Insured, we will pay the benefit to the Owner, if living, otherwise to the Owner’s estate.

The Owner may request in writing for the benefit to be paid other than as described in (a) or (b) above no later than the time the Owner files the Proof of Claim. To make a change, we must receive a written request satisfactory to us at our Claims Office. Any change is effective on the date the request was received at our Claims Office. We will not be liable for any payment we have made before such request has been received and acknowledged at our Claims Office. The election of the Accelerated Death Benefit will be cancelled and the death benefits paid as per the Policy provisions if we receive due proof of death of the Insured after the election has been made and prior to the payment of the Accelerated Death Benefit.

GENERAL PROVISIONS

Termination: If the death benefit proceeds of the Policy minus the lien against the Policy is equal to or less than zero, the Policy will terminate. This endorsement will terminate upon termination of the Policy to which it is attached.Termination will not prejudice the payment of an Accelerated Death Benefit that became payable while the endorsement was in force.

Contestability: This endorsement is contestable on the same conditions as the Policy to which it is attached.

Suicide: The suicide exclusion provision of the Policy applies to this endorsement.

Reinstatement: If the Policy terminates at the end of the grace period of the Policy, reinstatement of the policy shall be subject to:

(a)         The requirement that we receive payment of or reinstatement of a lien which existed at the end of the grace period of the Policy; and

(b)         The reinstatement requirements of the Policy.

Signed for the Company as of the Effective Date of this endorsement.

PROTECTIVE LIFE INSURANCE COMPANY

/SIGNATURE/

/PRINTED NAME/

Secretary